UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Defense Industries International Inc.
(Name of Issuer)

Common Stock par value $0.0001 per share
(Title of Class of Securities)

244632105
(CUSIP Number)

Uri Nissani
8 Brisel Street,
Industrial Zone Sderot, Israel 87711
Telephone: 972-8-689-1611
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244632105

1	NAME OF REPORTING PERSON: Uri Nissani
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0
		8	SHARED VOTING POWER: 19,460,000 (see footnote (1))
		9	SOLE DISPOSITIVE POWER: 0
		10	SHARED DISPOSITIVE POWER: 19,460,000 (see footnote (1))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,460,000 (see footnote (1))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.1297% (see footnote (2))
14	TYPE OF REPORTING PERSON: IN

(1)
The Issuer undertook under an engagement letter, dated December 31, 2009, to grant the Reporting Person stock options exercisable into 7,088,259 shares of Common Stock of the Issuer. Such stock options have not yet been granted and will only be granted upon and subject to the execution of a detailed option agreement between the Reporting Person and the Issuer.

(2)
Based on 28,150,535 ordinary shares of the Issuer issued and outstanding as of November 10, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

Item 1.	Securities and Issuer

          This Statement on Schedule 13D relates to the an option (the “Option”) to acquire, in the aggregate 19,460,000 shares the (“Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of Defense Industries International Inc. (the “Issuer”), a Nevada corporation whose principal executive offices are located at 8 Brisel Street, Industrial Zone Sderot, Israel . The Option has an expiration date of June 30, 2011, but under certain conditions the expiration date may be extended to June 30, 2012, or shortened.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Mr. Uri Nissani (the “Reporting Person”).

(b)	The Reporting Person’s business address is at 8 Brisel Street, Industrial Zone Sderot, Israel 87711.

(c)	The Reporting Person is the chief executive officer, president and a member of the board of directors of the Issuer.

(d)-(e)
During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the State of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

          The Reporting Person was granted the Option on December 31, 2009, by Ms. Meira Postbinder (both in her capacity as the heir of the late Mr. Josef Postbinder and as an individual stockholder of the Issuer), Mr. Sharon Postbinder and Ms. Avital Gerson (together the “Sellers”) for no consideration.

          The source of the funds for the payment of the exercise price, being US$0.3597 per one share of Common Stock, has not yet been finalized.

Item 4.	Purpose of Transaction

          The purpose of the transaction is to afford the Reporting Person the opportunity to gain control of the Issuer following the exercise of the Option and the acquisition of the underlying shares. It is the Reporting Person’s intention that the Issuer shall continue to carry on its businesses in the usual, regular and ordinary course. However, the Reporting Person may, either before or after the exercise of the Option, seek to engage in discussions with the management of the Issuer concerning the business, strategy and/or operations of the Issuer and/or concerning potential transactions with the Issuer and/or its subsidiaries. Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.               Interest in Securities of the Issuer

    (a)    Upon the exercise of the Option the Reporting Person shall be the beneficial holder of 19,460,000 shares of Common Stock of the Issuer, constituting approximately 69.1297% of the Issuer’s issued and outstanding shares of Common Stock, as of November 10, 2009. In addition, under an engagement letter, dated December 31 2009, the Issuer undertook to grant the Reporting Person options to acquire Stock Options exercisable into 7,088,259 shares of Common Stock of the Issuer (the “Stock Options”). Such Stock Options have not yet been granted to the Reporting Person and the grant thereof is subject to the execution of a detailed option agreement between the Reporting Person and the Issuer.

    (b)    Upon the exercise of the Option and the acquisition of the underlying Shares, the Reporting Person shall have the sole power to vote or direct the vote and the power to dispose or direct the disposition of the Shares.

    (c)    Not applicable.

    (d)    No person other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported above in this Item 5.

    (e)    Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The Reporting Person was appointed as the chief executive officer, president and member of the board of directors of the Issuer as of January 1, 2010, under a letter agreement dated December 31, 2009 (the “Engagement Letter”). The Engagement Letter is attached as Exhibit 99.1 of a Form 8-K filed by the Issuer on January 7, 2010.

Item 7.              Material to be Filed as Exhibits.

Exhibit 1. Option Agreement dated December 31, 2010.

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: January 11, 2010	/s/
Mr. Uri Nissani